UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OVID THERAPEUTICS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
690469101
(CUSIP Number)
July 1, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690469101

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,781,996(1)
	(6)	Shared voting power 7,000,000(1)
	(7)	Sole dispositive power 1,781,996(1)
	(8)	Shared dispositive power 7,000,000(1)
(9)	Aggregate amount beneficially owned by each reporting person 8,781,996(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.2% (2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceutical Company Limited’s (“Takeda”) beneficial ownership of the issuer’s common stock (“Common Stock”) is comprised of 1,781,996 shares of Common Stock that it holds directly, 5,750,000 shares of Common Stock held by Takeda Pharmaceuticals U.S.A., Inc. (“TPUSA”), and 1,250 shares of the issuer’s Series A convertible preferred stock (the “Preferred Stock”) held by TPUSA. Each share of Preferred Stock is convertible into 1,000 shares of Common Stock at any time at the election of TPUSA, subject to a conversion cap that prevents TPUSA from converting the Preferred Stock if TPUSA or Takeda would beneficially own more than 14.99% of the total number of shares of Common Stock issued and outstanding following such conversion. TPUSA may elect to increase this conversion cap to up to 19.99% of the total number of shares of Common Stock by providing 61 days’ written notice to the issuer. TPUSA is owned directly by both Takeda (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned direct subsidiary of Takeda.

(2) Based on 70,466,885 shares of Common Stock issued and outstanding as of November 4, 2022, in addition to the 1,250,000 shares of Common Stock issuable upon conversion of the Preferred Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.
Page 2 of 9 pages

CUSIP No. 690469101

(1)	Names of reporting persons Takeda Pharmaceuticals U.S.A., Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 7,000,000 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 7,000,000 (1)
(9)	Aggregate amount beneficially owned by each reporting person 7,000,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.8% (2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda shares beneficial ownership of 5,750,000 shares of Common Stock held by TPUSA and 1,250 shares of the Preferred Stock held by TPUSA. Each share of Preferred Stock is convertible into 1,000 shares of Common Stock at any time at the election of TPUSA, subject to a conversion cap that prevents TPUSA from converting the Preferred Stock if TPUSA or Takeda would beneficially own more than 14.99% of the total number of shares of Common Stock issued and outstanding following such conversion. TPUSA may elect to increase this conversion cap to up to 19.99% of the total number of shares of Common Stock by providing 61 days’ written notice to the issuer. TPUSA is owned directly by both Takeda (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned direct subsidiary of Takeda.

(2) Based on 70,466,885 shares of Common Stock issued and outstanding as of November 4, 2022, in addition to the 1,250,000 shares of Common Stock issuable upon conversion of the Preferred Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

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Explanatory Note:
This Amendment No. 3 (this “Amendment”) amends, in its entirety, Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2019 by the Reporting Persons. This Amendment is being filed to reflect an internal reorganization effected by the Reporting Persons on July 1, 2022 whereby Millennium Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda Pharmaceuticals U.S.A., Inc. (“TPUSA”), distributed the Common Stock and Preferred Stock owned by it to TPUSA.

Item 1(a)    Name of issuer:
Ovid Therapeutics Inc. (the “Issuer”).

Item 1(b) Address of issuer’s principal executive offices
441 Ninth Avenue
New York, New York 10001
Item 2(a)    Name of person filing:
Takeda Pharmaceutical Company Limited
Takeda Pharmaceuticals U.S.A., Inc.
Item 2(b)    Address of principal business office or, if none, residence:
Takeda Pharmaceutical Company Limited – 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo M0 103-8668, Japan
Takeda Pharmaceuticals U.S.A., Inc. –95 Hayden Avenue, Lexington, MA 02421
Item 2(c)    Citizenship:
Takeda Pharmaceutical Company Limited is a corporation formed under the laws of Japan.
Takeda Pharmaceuticals U.S.A., Inc. is a corporation formed under the laws of the State of Delaware.
Item 2(d)    Title of class of securities:
Common Stock, par value $0.001 per share
Item 2(e)    CUSIP No.:
690469101
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses in Row 9 on the attached cover pages.
(b) Percent of class: See the responses in Row 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses in Row 5 on the attached cover pages.
Page 4 of 9 pages

(ii) Shared power to vote or to direct the vote: See the responses in Row 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses in Row 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses in Row 8 on the attached cover pages.
The percentages used herein and in this Item 4 are calculated based on 70,466,885 shares of Common Stock issued and outstanding as of November 4, 2022, in addition to the 1,250,000 shares of Common Stock issuable upon conversion of the Preferred Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.
Item 5.    Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 03, 2023

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Yoshiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Global General Counsel

TAKEDA PHARMACEUTICALS U.S.A., INC.

By:	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Assistant Secretary

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INDEX TO EXHIBITS

Exhibit 99.1    Identification of the subsidiary which acquired the security being reported on by the parent holding company

Exhibit 99.2    Joint Filing Agreement